Level 32, 100 Queen Street
Melbourne Vic 3000
Phone 03 9273 6717
Fax 03 9273 6707
Email ceo@anz.com
www.anz.com

John McFarlane
Chief Executive Officer

15 December 2006

Mr Donald A. Walker

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington  DC  20549

Dear Mr Walker

Re:           Australia and New Zealand Banking Group Form 20-F for the fiscal year ended September 30, 2005.   File No. 001-11760

Thank you for your letter dated November 21, 2006 with comments from the staff of the US Securities and Exchange Commission (the “staff”) on Australia and New Zealand Banking Group’s (the “Company’s”) Annual Report on Form 20-F filed on EDGAR on December 23, 2005 (the “Form 20-F”).

Reference in this correspondence to the “Group”, “ANZ”, “us”, “our” and “we” is to Australia and New Zealand Banking Group Limited and its controlled entities.

Attachment 1 to this letter covers our response to your additional comments relating to our response letter dated September 29, 2006.

If you have any queries in respect of this response please do not hesitate to contact either me at Australia and New Zealand Banking Group Limited, Level 32, 100 Queen Street, Melbourne, Victoria 3000, Australia, or our Chief Accountant, Shane Buggle, by telephone at (+613) 9273 4397, or by facsimile at (+613) 9273 6150.

Yours sincerely

/s/ John McFarlane

JOHN McFARLANE
Chief Executive Officer

(enclosures)

cc:               Amanda Roberts
Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington DC 20549

John Estes
Burr Henly
(Sullivan & Cromwell)

Australia and New Zealand Banking Group Limited ABN 11 005 357 522

Attachment 1

Financial Statements for the year ended September 30, 2005:

NOTE 57 – US GAAP RECONCILIATION

1.                                      We refer to prior comment 1 of our letter dated September 14, 2006.  For each hedging relationship, please provide a description of the hedged item and hedging instrument, and tell us in detail how you considered each of the specific conditions of paragraph 68 of SFAS 133 in determining it was appropriate to use the shortcut method to assess hedge effectiveness for each relationship.  In the interest of clarity, please consider presenting your response in tabular format.

The shortcut method for assessing hedge effectiveness has been applied to certain specific transactions held as part of our term funding portfolio, which comprises senior and subordinated debt.  The application of the short cut method within this portfolio is limited to the hedging of interest rate risk in the following circumstances:

•                  term debt has been issued by ANZ

•                  the associated external vanilla interest rate swap exactly matches the terms of the debt issued, and

•                  appropriate hedging documentation is in place.

The shortcut method is currently applied as follows:

•                  Fixed interest rate debt instrument issued in USD with a hedging derivative transacted with an external party that swaps the Fixed USD to Floating USD and where the terms of the receive leg of the swap are back-to-back with the terms of the underlying USD debt instrument.

The attached table (below) confirms the appropriateness of applying the shortcut method to these specific deals in light of the specific requirements of paragraph 68 of SFAS 133.

The shortcut method is not applied to interest rate swaps that are heavily structured such as those with caps/floors, fluctuating margins on floating legs or contingent receive legs that do not remain constant over the life of the trade.  Hedge accounting is not applied for these swaps for the purposes of US GAAP reporting.

Fair Value Hedging of Debt

	AUD	EUR	GBP	NZD	USD
Number of hedges	19	1	2	1	19
Notional (CCY) Mill	3,250	1,000	600	35	1,337
Notional (AUD) Mill	3,250	1,581	1,387	32	1,753

(a) Notional of swap matches principal of debt	Yes. The notional of the hedging derivatives always matches the notional of the hedged debt.

(b) Fair Value of swap at inception is zero	Yes. The derivatives used to hedge issued debt always have a fair value of zero at inception.

(c) Constant fixed rate and margin on floating leg

Yes. In the cases where the short cut method is applied, the fixed rate will be constant over the life of the trade to match that of the debt being hedged. The margin on the floating leg also remains constant over the life of the hedging relationship.

(d) Liability hedged is not prepayable	Yes. The short-cut method has not been applied to issued debt that is prepayable.

(dd) floating leg matches benchmark interest rate designated	Yes. The repricing basis of the floating leg of the interest rate swap always matches the benchmark interest rate designated as the hedged risk.

(e) No other terms invalidating assumption of no ineffectiveness

Yes. There are no additional terms of the hedging instrument that would invalidate the assumption of no ineffectiveness.  The relationship between the hedging derivative and the issued debt is such that the only ineffectiveness will be from the floating leg of the interest rate swap.

(f) Maturity date of swap matches maturity date of hedged item	Yes. The maturity date of the hedged instrument and the hedged item are always the same.

(g) No floor or ceiling on floating leg	Yes. The floating legs are not capped or floored.

(h) Frequent repricing of floating leg	Yes. The repricing frequency of derivatives used to hedge fixed interest rate risk is quarterly.

Note 57(xi) - Accounting for the Impairment of Loans, page 112

2.              We read your response to prior Comments 3 and 4, and based on the information provided we are unable to determine whether your historical US GAAP provision for credit impairment was recorded appropriately.  Please revise your discussion of the loan impairment provision to include the additional details of your loan impairment provision methodology under both AIFRS and US GAAP, as appropriate.  Your disclosures should clearly explain how you determined each portion of the allowance, incorporating the key considerations discussed in your response letter, which include, but are not limited to, the following:

•                  how you determine the loss factors and emergence period(s) applicable to each lending segment;

•                  risk factors considered in establishing each element of the allowance;

•                  how you select and/or adjust your provision based on any range of subjective outcomes resulting from your calculations, as applicable; and

•                  anticipated differences between US GAAP and AIFRS on a go-forward basis, if any.

Please ensure that the above disclosures highlight the areas where your current methodology and key assumptions changed from your historical methodology and key assumptions in order to provide further context and support for the significant reduction in the provision upon the adoption of AIFRS.  Please provide your proposed revised disclosures in your response letter to assist us in our review.

ANZ response

We believe that the principles for the identification of impaired loans are similar between AIFRS and US GAAP.  Both AIFRS and US GAAP require the use of a discounted cash flow methodology for measuring impairment of individual loans where recovery is based on estimated cash flows.  However, in contrast to AIFRS, US GAAP does not permit the use of this discounted cash flow methodology for retail (homogenous) loans.  The application of discounting to the Group’s retail loans will be reviewed going forward and, where material, will result in an adjustment under US GAAP.  No other adjustments between AIFRS and US GAAP have been identified.

On adoption of AIFRS, the Group refined its estimation methodologies for assessing the quantum of the collective provision for credit impairment.  An estimate of the reduction consequent to refinement was included in the 2005 US GAAP reconciliation.  The principal refinements to the estimation methodologies which led to the reduction in the collective provision for credit impairment were:

•              the application of defined emergence periods for all incurred losses assessed on a collective basis.  Under previous Australian GAAP incurred losses were estimated by calculating an average annual loss over the economic cycle for the remaining term of the loan or portfolio of loans.  The Group considers that the defined emergence periods results in a more accurate estimate of incurred losses; and

•              the adoption of behavioural scoring, product application scores and flow rate analysis to assign probabilities of default and loss given default to customer accounts based on observed customer behaviours.  Under previous Australian GAAP, the provision for credit impairment in the credit card portfolio was based on a lagged loss approach.

As requested, we intend to expand the discussion in our 2006 Form 20-F in relation to the provision for credit impairment to include the following details:

1. Explanation of each portion of our provision for credit impairment

•     Refer Appendix A - Provision for credit impairment charge

•     Refer Appendix A – Provision for credit impairment

•     Refer Appendix A – Critical accounting policy - Provision for credit impairment

•     Refer Appendix A - Note 53 US GAAP Reconciliation section vii) Accounting for the impairment of loans

2. Determination of loss factors	• Refer Appendix A

3. Determination of emergence period	• Refer Appendix A

4. Risk factors considered in each element of the provision	• Refer Appendix A

5. Adjustments relating to subjective outcomes	• Refer Appendix A

6. Anticipated future differences between US GAAP and AIFRS	• Refer Appendix A

General

3.              We note that in a 6-K you filed for the month of April 2003 there is a chart titled Cross Border Risk and Local Currency Risk that lists for Iran “Trade” of $56 million, and “Underwriting & Project Risk” of $9 million.  The 20-F includes no information regarding contacts with Iran.  In light of the fact that Iran is a country identified by the U.S. State Department as a state sponsor of terrorism, and is subject to US. Economic sanctions, please describe for us the extent and nature of your past, current, and anticipated contacts with Iran, whether through subsidiaries, affiliates, or other direct or indirect arrangements.  Discuss financing and/or other services provided to, and other contacts with, the government of Iran and government-owned or controlled entities, as well as contacts with private parties in Iran.  Please also describe any potential or actual financing, or services or products provided, related to dual use or military use products.

ANZ response

ANZ’s historical contacts in Iran have consisted almost exclusively of trade financing for commodity import and export; non-US dollar correspondent accounts with Iranian government banks; project finance and foreign exchange services.

ANZ’s peak exposure to Iran was in July 2005. At that time the aggregate exposure to Iran was the equivalent of US$299.8 million of which 73% was denominated in US dollars and 27% represented by other currencies.  Of this, approximately US$290.8 million related to trade finance and approximately US$9 million to structured finance.

Since August 2005, ANZ has been actively reducing its trade finance contacts with Iran.  As of September 30, 2006, ANZ’s trade finance exposure to Iran was the equivalent of approximately US$119 million.  As of November 2006, ANZ’s trade finance exposure to Iran was the equivalent of US$24 million.  ANZ currently intends to eliminate all USD trade finance exposure to Iran.

As of September 30, 2006, ANZ’s exposure to project finance transactions involving Iran remained approximately US$9 million.  Projects involved a coal mine, locomotives, gas turbines, petrochemical, ethylene and LDPE plants.  ANZ has not written any new project finance transactions involving Iran since 2004.

ANZ’s historical and current trade finance exposure to Iranian government entities is almost exclusively to Iranian banks.  ANZ has had quantitatively insignificant trade refinance agreements in place with banks Melli, Mellat, Saderat, Sepah, Tejerat and Refah.  As of November 2006 ANZ’s total exposure to these banks was within the US$24 million equivalent trade finance exposure referred to above.  These facilities have all been progressively not renewed as they have fallen due in the period February to April of 2006.  In addition, following the United States increased level of sanctions against Bank Saderat in September 2006, ANZ has reduced its exposure to this bank from US$5 million equivalent in September of 2006 to US$3 million equivalent in November of 2006.  ANZ currently intends to eliminate all trade finance exposure to these banks.

Since March 2006 ANZ policy has been to not enter into new USD transactions involving Iran.  Any new non-USD transactions involving Iran would have to be processed in accordance with ANZ’s policy and compliance processes referred to in ANZ’s response to question four below.  Any new non-USD project finance or export trade finance transactions involving Iran would also have to be within ANZ’s country limit for Iran which, as mentioned below, is as of mid-December 2006, the equivalent of US$34 million.

ANZ has AUD correspondent accounts with the abovementioned Iranian government banks and the Iranian central bank.  These accounts are held by ANZ for the purpose of clearing payments in AUD as directed by these banks.  ANZ has two USD correspondent accounts for the Iranian central bank.

To the best of ANZ’s knowledge, no dual use or military use products are financed by ANZ into Iran.  ANZ has an internal policy that does not permit the financing of military hardware to countries such as Iran.

For the past 30 years, ANZ has had a representative office in Tehran, Iran.  Since early 2006 ANZ has reduced its Iranian office operation to a “care and maintenance” level to assist with the orderly reduction of ANZ’s exposure to Iran.  At present, the office consists of four Iranian staff.  The role of the office is limited to being ANZ’s contact point in Iran.

4.              Discuss for us the materiality to you of your contacts with Iran and whether those contacts constitute a material investment risk for your security holders.  Please address materiality in quantitative terms, including the dollar amounts of any associated assets and liabilities, and revenues.  Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation that requires their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permits divestment of state pension fund assets from, companies that do business with U.S.-designated state sponsors of terrorism.  The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries.  The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism.  Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that operate in Iran.

Please also address the impact of your regulatory compliance programs, such as programs designed to prevent terrorism funding, which cover operations and contacts associated with Iran, and any internal risk assessment undertaken in connection with business in those countries.  In this regard we note the disclosure on page 25 of the 20-F regarding the USA Patriot Act and the anti-money laundering laws to which you are subject, and the discussion on page 110 of your Policy on the Prevention of Money Laundering, Criminal and Terrorist Financing.

ANZ response

ANZ believes that its lending and operations in Iran do not create a material investment risk for its security holders.  This conclusion is supported by ANZ’s analysis of the relative dollar amounts of its exposures to Iran.

All country risk limits are approved by ANZ’s Credit and Trading Risk Committee.  In quantitative terms, ANZ’s Iran Country Limit, at its peak in July 2005, was the equivalent of US$310 million, as compared to total cross-border country limits at that time of US $84.4 billion equivalent and the Group’s total assets of US$218 billion.  ANZ’s Iran country limit has been progressively reduced since that time.  As of September 30, 2006, ANZ’s country limit for Iran had been reduced to the equivalent of US$134 million.  As of mid-December 2006, ANZ’s country limit for Iran had been reduced to the equivalent of US$34 million.

In qualitative terms, ANZ believes that its operations in Iran should not have a material impact on the Bank’s reputation or on the value of its shares.  Based on the quantitative analysis of the relative financial immateriality of its operations in Iran, ANZ believes that a reasonable investor’s decision as to whether to make an investment in the Bank will not be affected by these operations.

Since August 2005 ANZ has been actively reducing its exposure to Iran.  ANZ reduced its country limits for Iran in mid-2005 after conducting an internal risk assessment that concluded that political developments in Iran, including relating to Iranian nuclear activities, raised heightened risk concerns that warranted a reduction in credit exposure.  This risk assessment has since been updated and has resulted in a further reduction in credit exposure limits to Iran and a determination not to undertake new Iranian trade finance transactions.   As mentioned above, since March 2006 ANZ’s policy has been to not enter into new USD trade finance transactions involving Iran.

Any transactions with Iran are subject to review under ANZ’s regulatory compliance program, including its policies and procedures for compliance with laws and regulations designed to prevent terrorism funding.  These policies and procedures provide for a range of trade sanctions measures, including provisions for compliance with anti-money laundering and anti-terrorism financing laws and regulations.  Regarding Iran, ANZ’s current policy specifically forbids the provision of trade finance services in relation to goods or services which originate from a US port or territory or are otherwise of US origin, or involve any United States bank, individual or corporation or any branch, subsidiary or affiliate thereof.

ANZ’s policy standards are informed by the Financial Action Task Force 40 + 9 recommendations, and are designed to ensure that no bank or other financial institution need be concerned that ANZ might represent an unacceptable money laundering or terrorist financing risk.  ANZ believes that ANZ’s policy standards in these areas further reduce the risk of a material impact on the Bank’s reputation or on the value of its shares.

During 2006 ANZ has been conducting a broad based review of its policies, practices and procedures generally, and of certain transactions specifically, for compliance with US regulations regarding money laundering, terrorist financing and economic sanctions.  ANZ has notified and is continuing to consult with the relevant regulators with respect to the current status of this review.  ANZ intends to make disclosure concerning these matters in its 2006 20-F filing.

In connection with responding to the comments of the Staff, ANZ acknowledges that:

•                   ANZ is responsible for the adequacy and accuracy of the disclosure in the filings;

•                   Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                   ANZ may not assert stag comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Appendix A

Extract: Provision for Credit Impairment Charge

Under AIFRS, the provision for credit impairment charge represents management’s best estimate of impairment loss.  The estimated loss is calculated as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the asset’s original effective interest rate.

The provision for credit impairment charge consists of two components: the net individual provision for credit impairment charge (referred to as the specific or allocated component under previous Australian GAAP); and the collective provision for credit impairment charge (referred to as the general or unallocated component under previous Australian GAAP).

Credit impairment provisions are raised when there is objective evidence of impairment.  Impairment is assessed individually for financial assets that are individually significant (or on a portfolio basis for small value loans) and then on a collective basis for those loans not individually known to be impaired.

Under AIFRS, a discounted cash flow methodology is used to calculate the net individual provision for credit impairment charge and this is consistent with US GAAP.  In comparative financial periods a discounted cash flow methodology was not required under previous Australian GAAP; however, no adjustment was made for US GAAP purposes as the impact of discounting was not material.

Under AIFRS, the collective provision for credit impairment charge is calculated for financial assets for which there is an incurred loss but the financial assets have not been individually identified as impaired.

The collective provision for credit impairment charge is calculated as the change in the collective provision for credit impairment during the reporting period.  The collective provision for credit impairment at the end of the reporting period reflects the impact on estimated future cash flows for loans likely to be impaired over an emergence period.  The emergence period represents the time from when a loss event occurs until the Group assesses the loan for individual impairment and raises a provision.  The impact on estimated future cash flows is calculated based on historical loss experience for assets with credit characteristics similar to those in the collective pool.

The collective provision for credit impairment charge is calculated by identifying objective evidence of impairment.  In assessing the impacts of adopting AIFRS standards and preparing for Basel accreditation, the Group performed a detailed analysis of historical incurred losses in both the retail loan portfolio and the wholesale loan portfolio.  This analysis identified the events that triggered the losses in these portfolios and resulted in an estimate of the average period between the time when the loss events occurred until the Group assessed the loans for individual impairment and made a provision for credit impairment.  The Group considers this period to be the emergence period.  The emergence period for retail portfolios was determined based on historical economic modelling.  The emergence period for wholesale portfolios was determined based on a defaulted loan file review.  Under previous Australian GAAP, incurred losses were estimated by calculating an average annual loss over the economic cycle for the remaining term of the loan or portfolio of loans.  Use of defined emergence periods result in a more accurate estimate of incurred losses.  Under AIFRS, the Group has also refined certain risk parameters used to estimate the impact on estimated future cash flows.  Further detail in respect to the emergence period and the refinement of risk parameters is provided in the Critical Estimates and Judgements in Applying Accounting Policies.

For the September 2006 year, the provision for credit impairment charge calculated in accordance with AIFRS was $407 million.  For the September 2005 year, the provision for credit impairment charge calculated on a comparable AIFRS basis was $565 million and the net individual provision charge was $357 million.

The net individual provision for credit impairment charge was $338 million for the September 2006 year, down $19 million from the year to September 30, 2005.  This reduction is a factor of lower large single name losses in New Zealand, coupled with strong recoveries and write-backs in Institutional.  This was partially offset by growth and moderately higher risk in Personal, lower recoveries and write backs in the non-continuing businesses and the emergence of individual provisions from scenario impacts.

The collective provision for credit impairment charge was $69 million, down $154 million from the year to September 30, 2005 or $139 million on a comparable basis after AIFRS 2005 adjustments.  This reduction was driven by the absence of the provision raised in 2005 to allow for continued uncertainty and expected levels of default due to sustained materially higher oil prices which resulted in an additional charge of $204 million.  During 2006, $77 million of this provision was unwound to offset the emergence of related individual and collective provisions from these scenario impacts.  This provision will be progressively reduced as the impact of higher oil prices is reflected in the portfolio.  The collective provision for credit impairment charge also reflects strong asset growth, changes in portfolio risk and a reduced benefit from non-continuing businesses following the sale of offshore project finance assets.

Further information in respect of the Group’s provision for credit impairment methodology under AIFRS and the associated assumptions is provided in the Criticial Estimates and Judgements in Applying Accounting Policies section.

Extract: Provision for credit impairment

The provision for credit impairment represents management’s best estimate of the losses incurred in the loan portfolio at balance date based on its experienced judgement.

Credit exposures including loans and advances and off-balance sheet items, such as commitments and guarantees, are reviewed at least at each reporting date for impairment.  Exposures are impaired and impairment losses are recorded if, and only if, there is objective evidence of impairment as a result of one or more loss events that occurred after the initial recognition of the loan and prior to the reporting date, and that a loss event or events has (or have) had an impact on the estimated future cash flows of the individual loan or the collective portfolio of loans that can be reliably estimated.

ANZ’s methodology for determining the total provision for credit impairment establishes both an individual component for assets that are individually significant (or on a portfolio basis for small value loans) and a collective component for those exposures not individually known to be impaired.  The individual provision represents the results of analysis of individual loans within ANZ’s portfolio.  ANZ regularly reviews its loan portfolios and monitors adherence to terms, conditions and lending covenants.  The reviews undertaken employ a variety of statistical measures and experienced judgement to determine the continuing collectability of credit facilities.  When doubt arises as to the collectability of a credit facility, the exposure is classified and reported as individually impaired and an “Individual Provision” is allocated against it.

The collective provision is estimated on the basis of historical loss experience for assets with credit characteristics similar to those in the collective pool.  In order to reduce any differences between loss estimates and actual loss experience, the historical loss experience is reviewed and may be adjusted based on current observable data and events and an assessment of the impact of model deficiencies.

The collective provision is regularly reviewed to ensure it is adequate, having regard to the loss rate and term of the portfolio.  The provision for credit impairment is determined from analysis of both individual loan and portfolio risk gradings, associated default and loss expectancy rates and an assessment of the emergence period for incurred losses.

The changes in adoption of AIFRS have resulted in a reduction in the collective provision for credit impairment of $288 million.  This reduction is largely attributable to:

•             the application of a defined emergence period for estimating all incurred losses assessed on a collective basis.  Under previous Australian GAAP, incurred losses were estimated by calculating an average annual loss over the economic cycle for the remaining term of the loan or portfolio of loans.  The emergence period results in a more accurate estimate of incurred losses; and

•             the adoption of behavioral scoring, product application scores and flow rate analysis to assign probabilities of default and loss given default to customer accounts based on observed customer behaviors.  Under previous Australian GAAP the provision for credit impairment in the credit card portfolio was based on a lagged loss approach.

Further information in respect of the Group’s provision for credit impairment methodology under AIFRS and the associated assumptions is provided in the Criticial Estimates and Judgements in Applying Accounting Policies section.

Extract: Critical Estimates and Judgments in Applying Accounting Policies

(Provisions for credit impairment)

The accounting policy, as explained in Note 1 (xi), relating to measuring the impairment of loans and advances, requires the Group to assess impairment regularly.

Exposures are impaired and impairment losses are recorded if, and only if, there is objective evidence of impairment as a result of one or more loss events that occurred after the initial recognition of the loan and prior to the reporting date, and that a loss event or events have had an impact on the estimated future cash flows of the individual loan or the collective portfolio of loans that can be reliably estimated.

Where impairment exists, a provision for credit impairment is raised (individual and collective) representing management’s best estimate of the losses incurred in the loan portfolio at balance date based on its experienced judgment.

The collective provision is estimated on the basis of historical loss experience for assets with credit characteristics similar to those in the collective pool.  The estimate is determined from analysis of both individual loan and portfolio risk grading, associated risk parameters and an assessment of the emergence period for incurred losses.

Historical loss experience is adjusted based on current observable data and events and an assessment of the impact of model deficiencies to reduce any differences between loss estimates and actual loss experience.  In addition, the Group uses its experienced judgment to estimate the amount of an impairment loss.  The use of such judgments and reasonable estimates is considered to be an essential part of the process.

The Group’s loan portfolio is split between homogenous (retail) and non-homogenous (wholesale) loans with a provision for credit impairment being calculated separately for each of these components.

For retail loans (personal lending, credit cards and home loans) the Group applies a statistical methodology to determine the provision for credit impairment.  This uses behavioral scoring, product application scores and flow rate analysis to assign probabilities of default and loss given default to customer accounts based on observed customer behaviors.  Under previous Australian GAAP the provision for credit impairment in the credit card portfolio was based on a lagged loss approach.  We believe that the application of behavioral scoring and product application scoring provides greater precision to the estimates used in the Group’s provision for credit impairment methodology for retail portfolios.  On adoption of AIFRS, the application of these changes resulted in a reduction in the provision for credit impairment in the retail portfolios.

For wholesale loans the Group also applies a statistical methodology to determine the provision for credit impairment.  This is based on the Group’s risk rating framework and assigns probabilities of default and loss given default based on historical data.  The risk rating framework used in the determination of the provision for credit impairment under AIFRS is the same as that used under previous Australian GAAP.

The Group’s risk rating framework separately identifies the measurable risk parameters such as probability of default (PD), loss given default (LED) and exposure at default (EAD).  For individually rated borrowers, the Group employs a risk rating scale of 0 to 10 (risk grades 1 to 8 have “+” and “-” modifiers making a total of 27 separate risk grades) to determine the probability of default, with ratings 0 through 8 being the productive ratings and, 9 and 10 the impaired grades.  Underlying these ratings are associated default probabilities.  To measure security coverage, a seven grade scale is applied, ranging from A through G.  Security Indicator A represents more than 130% security coverage, while G is applied to unsecured customer borrowings.

The risk rating system is designed to meet Basel regulatory capital calibrations that reflect long run average and downturn parameters that may at times differ from the credit cycle at balance date.  The historical loss experience is reviewed based on current observable data and events to ensure that the collective provision reflects only losses actually incurred in the loan portfolio at balance date.

A defined emergence period was introduced into the calculation of incurred losses on implementation of AIFRS.  The emergence period was estimated through further analysis undertaken on adoption of AIFRS and in preparation for Basel accreditation.  The Group performed a detailed qualitative and quantitative analysis of historical incurred losses in both the retail loan portfolio and the wholesale loan portfolio.  This analysis identified the events that triggered the losses in these portfolios and resulted in an estimate of the average elapsed time period when the loss events occurred until the Group assessed the loans for individual impairment and made provisions i.e. the emergence period.

The emergence periods for retail portfolios were determined based on historical macro-economic modeling and individual customer level behaviors.  Independent external experts were also engaged by the Group with a view to performing a survey process to validate the estimated emergence periods.  The emergence periods for wholesale portfolios were determined based on a review of defaulted loans.  Under previous Australian GAAP, incurred losses were estimated by calculating an average annual loss over the economic cycle for the remaining term of the loan or portfolio of loans.  The defined emergence period results in a more accurate estimate of incurred losses.

The average estimated emergence periods determined by the Group on adoption of AIFRS range from 15 months to 24 months.  These estimates will be subject to regular review to ensure that they provide an accurate estimate of actual incurred loss.

The inclusion of the defined emergence period in the calculation of the provision for credit impairment under AIFRS remains consistent with US GAAP.  The application of this data provides better estimates than previously used in the Group’s provision for credit impairment methodology.

Where there is objective evidence that a loss event has occurred just prior to balance date that is not reflected in the Risk Grading Framework, an adjustment may also be required to the provision for credit impairment to allow for the estimated impact of the loss event.  Scenario modeling will be used to support experienced judgment in estimating any adjustment required.

The collective provision for credit impairment currently includes a scenario modelling adjustment to allow for continued uncertainty and expected levels of default due to sustained materially higher oil prices.  This was initially provided in 2005 and was estimated based on regression analysis of oil price movements against PD movements based upon historical Standard & Poors data.  This regression analysis was then applied to the industries that were identified by ANZ Economics as being impacted.  The provision will be unwound to offset the emergence of related individual and collective provisions from higher oil in the portfolio.

The collective provision at balance date relies upon the use of numerous models in order to determine the PD, LED, EAD and emergence period parameters that are used in the calculation.  Although the models that are used are designed to be on average correct, an adjustment may be required to ensure that they represent a “best estimate” of the incurred loss at balance date.

The Group’s provision for credit impairment methodology incorporates the use of judgments and reasonable estimates including a number of assumptions.  In instances where the methodology could result in a range of subjective outcomes, the Group determines credit impairment based on the most likely outcome.  For example, Basel requirements may mandate the use of loss given default statistics that are reflective of a downturn scenario.  Under AIFRS an adjustment would be made to these statistics to reflect the most likely loss given default based on current conditions.  For retail portfolios the best estimates are based on an average of the last three years.  For wholesale, the best estimates are based over a longer term due to the infrequency of defaults.

The assumptions applied by management are also subject to review and oversight by the Group’s Risk Committee and Audit Committee.

AIFRS and US GAAP principles for the identification of impaired loans are similar.  Both AIFRS and US GAAP require the use of a discounted cash flow methodology for measuring impairment of individual loans where recovery is based on estimated cash flows; however, unlike AIFRS, US GAAP does not require the use of this discounted cash flow methodology for retail loans.  We anticipate that this will be the only difference between AIFRS and US GAAP principles going forward.  This difference will be reviewed going forward and, where material, an adjustment will be made under US GAAP.

Extract: Note 53 US GAAP Reconciliation

vii) Accounting for the impairment of loans

Under US GAAP, the value of an impaired loan is required to be measured as the present value of future cash flows discounted at the loan’s effective interest rate in accordance with SFAS 114 ‘Accounting by Creditors for Impairment of a Loan”.  A loss is only accrued when it is probable that an asset has been impaired and the amount of the loss can be reasonably estimated in accordance with SFAS 5 ‘Accounting for Contingencies’.

As at 1 October 2005 the Group adopted AASB 139 as the basis for accounting for the impairment of loans.  AASB 139 is consistent with the requirements of SFAS 5 and SFAS 114 and requires that there be objective evidence of impairment, resulting from an identified loss event, which has an impact on the present value of estimated future cash flows of a financial asset or a group of financial assets.  Impairment is assessed individually for financial assets that are individually significant (or on a portfolio basis for small value loans) and then on a collective basis for those loans not individually known to be impaired.

On adoption of AIFRS, the Group refined its previous method for accounting for the impairment of loans resulting in a reduction in the collective provision for credit impairment.  An estimate of this reduction was included in the 2005 US GAAP reconciliation. Over the period subsequent to the finalization of the US Form 20-F in December 2005, the Group continued to work on the transition to AIFRS. Along with other AIFRS matters, the Group completed and presented its analysis of the provision for credit impairment methodology in the March 2006 interim financial statements.

This reflected a reduction in the collective provision for credit impairment of $288 million which is largely attributable to:

•              the application of a defined emergence period for all incurred losses assessed on a collective basis.  Under previous Australian GAAP incurred losses were estimated by calculating an average annual loss over the economic cycle for the remaining term of the loan or portfolio of loans.  The Group considers that the emergence period results in a more accurate estimate of incurred losses; and

•              the adoption of behavioural scoring, product application scores and flow rate analysis to assign probabilities of default and loss given default to customer accounts based on observed customer behaviours.  Under previous Australian GAAP, the provision for credit impairment in the credit card portfolio was based on a lagged loss approach.

Further information in respect of the Group’s provision for credit impairment methodology under AIFRS and the associated assumptions is provided in the Critical Accounting Policies section.

The changes made to the provision for credit impairment on adoption of AIFRS have been reflected as a change in accounting estimate in preparing our US GAAP reconciliation. US GAAP is consistent with AIFRS in accounting for the impairment of loans with the exception of the discounting of cash flows. Discounting is not applied to smaller-balance homogenous loans that are collectively evaluated for impairment for US GAAP purposes.